Exhibit  99.1

Freeline Provides Executive Leadership Team Update; Company to Provide Corporate Update and Second Quarter 2021 Financial Results on Monday, August 16th

Guidance across all programs remains unchanged for expected data and clinical development milestones in 2021

LONDON, August 13, 2021 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative AAV-mediated gene therapies for patients suffering from inherited systemic debilitating diseases, today announced the Company will provide a corporate update and report second quarter 2021 financial results on Monday, August 16th.

Additionally, the company today announced that Chief Medical Officer (“CMO”) Julie Krop, MD will be leaving the Company to pursue other opportunities. Alison Long, MD, PhD, SVP, Head of Clinical Development, who has been instrumental in catalyzing the momentum in the Company’s clinical and pre-clinical programs, will assume the role of interim CMO while an external search for a new CMO is conducted. Dr. Long is an established leader with 30 years of combined clinical and industry experience, including extensive gene therapy drug development experience previously leading clinical departments and programs at uniQure N.V. and, most recently, Spark Therapeutics, Inc., where she was Head of Clinical Research & Development.

The Company reiterates its guidance across key upcoming milestones before year end 2021, which remains unchanged and includes:

•	Advancing its FLT190 Phase 1/2 dose-finding study in Fabry disease to dose additional patients and present data by year-end

•	Initiating clinical trial sites for FLT180a Phase 1/2 dose-confirmation study in Hemophilia B and presenting updated durability data from its Phase 1/2 dose-finding study by year end

•	Initiating FLT201 Phase 1/2 dose-finding study in Gaucher disease Type 1

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally-designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing and commercialization. The Company has clinical programs in Hemophilia B and Fabry disease, as well as preclinical programs in Gaucher disease Type 1 and Hemophilia A. Freeline is headquartered in the UK and has operations in Germany and the US.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, discussion of the Company’s strategies, anticipated operating and financial performance and financial condition; the Company’s expectations regarding its use of cash and cash runway; statements regarding the initiation, timing, progress and results of the Company’s preclinical studies and clinical trials, including the initiation and full enrollment of the Phase 1/2 dose confirmation trial for FLT180a and data readouts from that trial, progress with respect to the dose-escalation for the Phase 1/2 dose-finding clinical trial of FLT190 and data readouts from that trial, commencement of the Phase 1/2 dose-finding clinical trial of FLT201, and completion of pre-clinical IND/CTA-enabling studies of FLT210; and manufacturing, research, pipeline, and clinical trial plans, including anticipated clinical development milestones for the Company’s product candidates. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. We cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contact

David S. Arrington
Vice President Investor Relations & Corporate Communications
Freeline Therapeutics
david.arrington@freeline.life
+1 (646) 668 6947